                                                                  Exhibit (e)(4)

                                                                 [CELANESE LOGO]

CELANSE AG 61476 KRONBERG           CLAUDIO SONDER  Celanese AG
IM TAUNUS - GERMANY                 Chairman        Frankfurter Strasse 111
Ms. Seham A. Razzouqi                               61476 Kronberg im Taunus
Managing Director                                   Germany
Finance, Administration &
International Relations                             Phone: +49(0)69/305-78 00
Kuwait Petroleum Corporation                        Telefax +49(0)69/305-1 68 90
P.O. Box 26565, Safat                               Email: C.Sonder@celanese.com
13126 Kuwait
Kronberg, 14 December 2003

Dear Ms. Razzouqi,

         Blackstone expressed its interest in the acquisition of Celanese AG by means of a public tender offer (the "Tender Offer") and outlined the terms and conditions of the contemplated Tender Offer in a letter (the "Letter") dated December 6, which A. Pohlmann forwarded to you on the same date. As we asked Blackstone for some minor amendments, which were all accepted, Blackstone reissued the Letter yesterday. The Letter is attached as Annex 1 hereto. The details of the proposed Tender Offer are summarized in more detail in a term sheet which forms Exhibit C of the Letter and which is attached hereto as Annex 2.

         We understand that the announcement of the Tender Offer will be conditional upon the execution of an "irrevocable letter agreement" between Blackstone and KPC concerning the shares in Celanese AG being held by KPC. Furthermore, we understand that KPC is only prepared to enter into such "irrevocable letter agreement" with Blackstone if Celanese AG's management board commits itself to publicly support the Tender Offer.

         We have received today a finalized draft of that document, which was explained to us, to reflect substantially the agreements reached by both parties.

Chairman of Supervisory Board: Gunter Metz
Board of Management: Claudio Sonder, Chairman; David N. Weidman
(Vice-Chairman), Lyndon Cole, Andreas Pohlmann, Perry W. Premdas Registered place of business: Kronberg im Taunus . Commercial registor: Konigstein im Taunus, HRB 5277

                                                                 [CELANESE LOGO]

Date: 14 December 2003
Page: 2

         We hereby confirm that Celanese AG's management board will publicly support the Tender Offer if the tender offer document as published will meet the terms and conditions as described by Blackstone in the Letter and will not withdraw such support unless an unsolicited superior competing tender offer by a third party for all of the shares of Celanese AG has been launched and cleared by the German Federal Financial Supervisory Authority (Bundesaufsichtsamt fur Finanzdienstleistungsaufsicht) which we determine is more in favor of the Celanese AG than the Tender Offer,

Sincerely,

/s/ Claudio Sonder                           /s/ Andreas Pohlmann
------------------------                     ------------------------
Claudio Sonder                               Andreas Pohlmann

Enclosure

Cc: Mr. Saad Al-Shuwaib, PIC

                           [The Blackstone Group Logo]

CONFIDENTIAL

Dr. Claudio Sonder
Chairman of the Board of Management
Celanese AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany

                                                               December 13, 2003

Dear Claudio:

Blackstone Management Associates IV, L.L.C., on behalf of its German acquisition vehicle and Blackstone Capital Partners IV L.P. and certain of its affiliated funds (collectively, "Blackstone") are pleased to outline below our proposal (the "Proposal") to acquire Celanese AG ("Crystal") and proceed with a tender offer at (euro) 32.50 per share. Blackstone is also pleased to confirm that as part of the Proposal, we would arrange for a pre-funding of $462.5 million ((euro)380 million at today's exchange rate) of pension contributions which would be available immediately following the Tender described below. In addition, we have been able to arrange an attractive capital structure for Crystal that provides for substantial excess liquidity (in excess of (euro) 450 million) and flexibility. We believe that this is of major importance to management, employees, and equity investors in order to provide the company with financial cushion and capital for growth. We appreciate Management's support of Blackstone's Proposal and look forward to concluding a successful transaction.

As you can appreciate, the combination of a number of factors has made the transaction more costly for Blackstone and has increased our risks. Such factors include: 1) depressed financial results and lowered financial projections of Crystal; 2) appreciation of the Euro; 3) higher equity requirements from the banks due to the lowered financial projections; 4) additional liabilities that we discovered during diligence; and 5) the need to have excess liquidity to provide a high level of cushion for the business. Despite these adverse factors, we have not changed our Proposal and in fact have improved the capital structure of the deal. This transaction remains the highest priority within Blackstone and our commitment to the deal is unwavering.

We want to take this opportunity to thank you and the Management for your assistance to facilitate the due diligence process and inform you that Blackstone has completed all of its business, financial, legal and accounting due diligence.

Blackstone will finance the proposed transaction with a combination of equity and debt as outlined in Exhibit A. We are pleased to submit Morgan Stanley's and Deutsche

Bank's definitive commitments to finance 100% of the debt of the transaction, as outlined in the accompanying Commitment Letters (Exhibit B). The firm Commitment Letters attached herein have been approved by the Boards of Morgan Stanley and Deutsche Bank.

Blackstone is prepared to speak for 100% of the equity for the transaction but would anticipate selling down equity to other reputable private equity firms prior to launch of the tender. We would appreciate and expect Management's full assistance and support in such process, which we would plan on commencing as soon as practicable.

APPROVALS AND CONDITIONS

Blackstone has obtained all approvals necessary to submit the Proposal. The Proposal has been reviewed with the most senior officers at Blackstone and has been approved by Blackstone's Investment Committee. Blackstone will not require any board, shareholder or other governance approvals to provide the equity portion of the financing necessary to complete a transaction.

The announcement of our intention to launch a tender offer would be conditioned on:

- Execution of a satisfactory irrevocable agreement between Blackstone's acquisition vehicle and Kuwait Petroleum Corporation; and

- The commitment of Crystal's management board ("Management Board") to publicly support the tender offer and to issue a recommendation, as provided for in the Takeover Act, to shareholders to accept the offer.

POST-ACQUISITION STRATEGY

Blackstone views Crystal as a world-class chemical company that represents a significant growth platform. We are enthusiastic about the many strategic and restructuring initiatives that management has embarked upon. Our intention is to support and continue all of these, and we look forward towards developing a sustainable partnership with Crystal's decision makers on growing the value of Crystal for the benefit of the shareholders and employees. To that end, we anticipate the full support of senior management and the Supervisory Board within the confines of their fiduciary duties.

Blackstone continues to view the Acetyl Products segment as highly attractive with significant opportunity to expand through further downstream integration. Blackstone believes that a greater degree of forward integration (for example, through further consolidation of the emulsions industry) will expand overall segment margins, reduce earnings volatility and increase the company's valuation multiple. We believe there will be numerous opportunities for Crystal to pursue acquisitions that will be both accretive and strategic in this segment.

Blackstone views Ticona as a highly attractive segment undergoing a restructuring process within selected product lines but nonetheless well positioned to take advantage of the imminent economic recovery. Given Ticona's broad geographic scope, strong customer relationships, favorable strategic alliances and attractive market positions in polyacetals and UHMW-PE, Blackstone would look forward to working with Crystal management to further strengthen the POM and GUR market positions. In addition, Blackstone would endorse ongoing restructuring plans given the sizable cost-savings opportunity.

Blackstone concurs with Crystal management that the Acetate products business should be managed for cash-flow generation while positioning itself for success in China and Eastern Europe.

Although the Chemical Intermediates segment faces an improved competitive position given current and pending joint ventures and the projected improvement in industry fundamentals, Blackstone supports aggressive restructuring efforts within Chemical Intermediates, including the announced sale of the Acrylates business.

Blackstone views Nutrinova as a non-core segment within Crystal. Although we view Sunnett as strategically well positioned, we believe that management has followed a prudent course in reviewing alternatives for the Nutrinova segment, including joint ventures or a partial or full sale.

In short, Blackstone remains committed to supporting management and employees in the current strategy outlined herein and in pursuing attractive growth opportunities for Crystal. We look forward to working with the entire Management Board during the transaction and after the completion of the transaction to continue to enhance the value to the shareholders and all other stakeholders.

COMPANY STRUCTURE AND GOVERNANCE

As a financial investor, Blackstone does not intend to assume any operating responsibilities. We look forward to working with Management following the completion of a transaction.

Blackstone would also be focused on continuing the Company's positive labor relations and fostering a constructive dialogue with all of the Company's constituencies.

PENSION AND POST-RETIREMENT BENEFITS

Blackstone recognizes the employee base as a vital part of the Company and is aware of the Company's existing commitments to present and former employees in the form of pension and other post-retirement and medical benefit obligations.

Blackstone intends to maintain and continuously develop an attractive and competitive framework to retain and attract a world-class employee base. In this regard, Blackstone recognizes the importance to existing Crystal employees of pension and post-retirement and medical benefits.

As described in the Commitment Letters, the financing structure contemplates pre-funding of approximately (euro) 380 million of pension contributions, which will significantly reduce the magnitude of pension under funding significantly beyond legally required levels. As a result of the proposed transaction, the position of actual and future pension beneficiaries dramatically improves vis-a-vis the current state.

FINANCIAL STRUCTURE AND STRATEGIC HEADROOM

Blackstone has worked with Morgan Stanley and Deutsche Bank to create a proposed capital structure for Crystal that will allow for working capital fluctuations and for ample acquisition capacity.

Furthermore, because we recognize that the ongoing optimization of Crystal's overall product portfolio may require add-on acquisitions in the Acetyl Products and Ticona segments, Blackstone would consider additional equity investments into Crystal to facilitate these acquisitions in addition to necessary capital projects. Blackstone has a long, successful track record of supporting strategic acquisitions and capital projects through follow-on equity investments.

TRANSACTION STRUCTURE/PROCESS

Blackstone, through a German acquisition vehicle, would commence a tender offer (the "Tender") compliant with the applicable provisions of the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz) and the applicable U.S. securities laws and consistent with the terms and conditions of the term-sheet as attached as Exhibit C.

Following completion of the Tender and depending on the level of acceptance, Blackstone's intention would be to take appropriate steps to (i) enter into a domination and/or profit-transfer agreement with Crystal AG; (ii) seek a shareholder resolution to transfer the remainder of the outstanding Crystal shares to Blackstone through a "squeeze-out" transaction; and (iii) apply for a revocation of admission of the Crystal shares to the Frankfurt Stock Exchange and pursue, if available, a delisting of the Crystal shares from the New York Stock Exchange.

CONCLUSION

Subject to the few remaining conditions set forth above, Blackstone looks forward to promptly consummating a transaction with Crystal, and are convinced that the transaction represents an ideal balance of the interests of all of Crystal's stakeholders:

-        Full value realization for Crystal's stockholders.

-        Improved security to current and future pension beneficiaries.

- Attractive strategic perspective for the company, management and employees.

Please direct any questions or comments regarding the contents of this letter to Chinh Chu at his office, 212-583-5872, or mobile phone, 917-439-8326.

Sincerely,

BLACKSTONE MANAGEMENT ASSOCIATES IV, L.L.C., ON BEHALF OF BLACKSTONE CAPITAL PARTNERS IV L.P. AND CERTAIN OF ITS AFFILIATED FUNDS

        By:   /s/ Stephen A. Schwarzman             /s/ Chinh E. Chu
              -------------------------------       ----------------------------
                  Stephen A. Schwarzman             Chinh E. Chu
                  President and CEO                 Senior Managing Director

CC:     Holger Bross, Goldman Sachs
        Paul O'Neill, The Blackstone Group
        Hanns Ostmeier, The Blackstone Group

                                                                      EXHIBIT A
                                                (All amounts in Euros Millions)

                Sources                         Amount            Uses                  Amount
Term Loan 1                                       465     Phase I Tender for 85%         1,440
Term Loan 2/OpCo Senior Notes                     430     Phase II Tender                  310
                                                -----     Upfront pension funding          380
  Total OpCo Debt                                 895     Refinance Existing debt          440
                                                -----     OpCo fess                         25
BidCo Bridge/Bonds                                720     BidCo fees                       100
TopCo Bonds(contributed to BidCo as equity)       565     Cash at OpCo                      50
                                                -----     Cash at BidCo                    125
 Total debt                                     2,180
Blackstone common equity                          690

                                                -----                                   ------
TOTAL SOURCES                                   2,870     TOTAL USES                     2,870
                                                =====                                   ======

Less: Cash                                        485     Less: Cash                       485

                                                -----                                   ------
 NET SOURCES                                    2,385      NET USES                      2,385
                                                =====                                   ======

 Revolver                                         400

                                   TERM SHEET

                             VOLUNTARY PUBLIC OFFER

                                       OF

                      BCP CRYSTAL ACQUISITION GMBH & CO. KG

                             TO THE SHAREHOLDERS OF

                                   CELANESE AG

                                      TERM SHEET

BIDDER: BCP Crystal Acquisition GmbH & Co. KG, Maybachstrasse 6, 70469 Stuttgart, registered in the commercial register of the local court of Stuttgart under registration number HRA 13860 (the "BIDDER").

                                    Blackstone Capital Partners IV Merchant Fund
                                    L.P. and its affiliates or any other
                                    investment vehicle controlled by any of them
                                    ("BLACKSTONE") may designate that, instead of the Bidder, another Blackstone controlled affiliate having the same structure as Bidder (and not having assets or liabilities associated with prior operations) (the "DESIGNEE") may make the voluntary public offer (Freiwilliges Ubernahmeangebot) (the "OFFER").

TARGET COMPANY:                     Celanese Aktiengesellschaft, Kronberg i.Ts.,
                                    registered in the commercial register of the local court of Konigstein im Taunus under registration number HRB 5277 ("CELANESE
                                    AG").

SUBJECT OF OFFER:                   Acquisition of all registered ordinary
                                    shares with no par value (auf den Namen
                                    lautende nennwertlose Stuckaktien) of
                                    Celanese AG (Global Share Certificates (i) listed on the Official Market (amtlicher
                                    Markt) of the Frankfurt Stock Exchange and quoted on the stock exchanges in Berlin-Bremen, Dusseldorf, Hamburg, Munich and Stuttgart (in open trading -
                                    Freiverkehr) under the German securities code number (Wertpapierkennummer) 575300 and the International Securities Identification
                                    Number DE0005753008) and (ii) listed on the New York Stock Exchange under the
                                    International Securities Identification
                                    Number USD1497A1019 (collectively, the
                                    "CELANESE SHARES") . The Celanese Shares shall be acquired with all rights and obligations pertaining thereto including, without limitation, the right to receive dividends for previous fiscal years to the extent that such dividends have not yet been distributed.

PARALLEL OFFER:                     The Offer shall be made simultaneously in
                                    Germany and in the United States of America.

CONSIDERATION:                      EUR 32.50 in cash, without interest, for
                                    each Celanese Share (the "OFFER PRICE"), provided, however, that the Offer Price shall not be lower than the mandatory

                                    Minimum Offer Price (as defined below).

MINIMUM OFFER PRICE:                The minimum offer price (the "MINIMUM OFFER
                                    PRICE") for the Celanese Shares shall be determined in accordance with the applicable mandatory provisions of (i) Section 31(1) and (7) of the German Takeover Act
                                    (Wertpapiererwerbs- und Ubernahmegesetz -
                                    "TAKEOVER ACT") and (ii) Sections 4 and 5 of the offer ordinance pertaining to the Takeover Act (WpUG-Angebotsverordnung). The
                                    Minimum Offer Price shall be the higher of:

                                    -        the weighted average domestic stock
                                             exchange price of the Celanese
                                             Shares during the last three months
                                             prior to the announcement of the
                                             decision to make the Offer as
                                             determined by the German Federal
                                             Financial Supervisory Authority
                                             (Bundesanstalt fur
                                             Finanzdienstleistungsaufsicht -
                                             "BAFIN") and published on its
                                             website (http://www.bafin.de)
                                             pursuant to Section 10(1) of the
                                             Takeover Act; and

                                    -        the highest value which the Bidder,
                                             a party acting in concert with it,
                                             or one of its subsidiaries, paid or
                                             agreed to pay within the last three
                                             months prior to the publication of
                                             the offer document
                                             (Angebotsunterlage) for the Offer
                                             (the "OFFER DOCUMENT") pursuant to
                                             Section 14 (2) (1) of the Takeover
                                             Act as consideration for the
                                             acquisition of Celanese Shares.

CONDITIONS:                         The Offer is subject to the following
                                    conditions precedent only (collectively, the
                                    "CONDITIONS"):

                                    a)       (i) The expiration or termination
                                             of the Hart-Scott-Rodino and
                                             pre-merger notification filing and
                                             waiting periods and approvals in
                                             final and binding form from the
                                             competent antitrust authorities in
                                             the European Union and the United
                                             States and (ii) the receipt of all
                                             required approvals and termination
                                             of required waiting periods of all
                                             other applicable jurisdictions,
                                             except where the failure to receive
                                             such approvals or for such waiting
                                             periods to expire would be
                                             immaterial (it being understood
                                             that, prior to the launch of the
                                             offer, the Bidder and Celanese AG
                                             will reasonably cooperate with each
                                             other to replace this
                                             clause (ii) with a list of these
                                             jurisdictions);

                                    b)       Receipt of the approval of the
                                             Vermont Department of Banking,
                                             Insurance, Securities and Health
                                             Care Administration and the Bermuda
                                             Monetary Authority relating to the
                                             acquisition of Celanese AG's
                                             insurance subsidiaries;

                                    c)       (i) Within the time periods
                                             required by law the Management
                                             Board of Celanese AG has in its
                                             reasoned opinion according to
                                             Section 27 of the Takeover Act
                                             supported the Offer and the
                                             Management Board has thereafter
                                             and up until the end of the
                                             Acceptance Period (as defined
                                             below) not changed such
                                             recommendation or made any other
                                             statement that is inconsistent
                                             with such support, including by
                                             making any statement under Section
                                             27 of the Takeover Act in support
                                             of any alternative transaction; and

                                             (ii) within the time periods
                                             required by law the Supervisory
                                             Board of Celanese AG has in its
                                             reasoned opinion according to
                                             Section 27 of the Takeover Act not
                                             opposed the Offer and has
                                             thereafter and up until the end of
                                             the Acceptance Period (as defined
                                             below) not made any other statement
                                             that is opposing the Offer or
                                             supporting any alternative
                                             transaction; and

                                             (iii) within the time periods
                                             required by law the Management
                                             Board has recommended acceptance of
                                             the offer in its Tender Offer
                                             Solicitation/Recommendation
                                             Statement on Schedule 14D-9 and has
                                             thereafter and up until the end of
                                             the Acceptance Period (as defined
                                             below) not made any change to such
                                             statement on Schedule 14D-9 or made
                                             any other statement that is
                                             inconsistent with such
                                             recommendation, including by
                                             recommending any alternative
                                             transaction; and

                                             (iv) within the time periods
                                             required by law the Supervisory
                                             Board has not opposed the Offer in
                                             its Tender Offer Solicitation/
                                             Recommendation Statement on
                                             Schedule 14D-9 and has thereafter
                                             and up until the end of the
                                             Acceptance Period (as defined
                                             below) not made any other statement
                                             opposing the

                                             Offer or supporting any alternative
                                             transaction.

                                    d)       The shareholders of Celanese AG
                                             (each, a "CELANESE SHAREHOLDER")
                                             having tendered Celanese Shares to
                                             the Bidder during the Acceptance
                                             Period (including any extension
                                             thereof), and not having
                                             subsequently withdrawn such
                                             tendered Celanese Shares, in an
                                             amount that equals at least 85% of
                                             all outstanding Celanese Shares
                                             (the "MINIMUM ACCEPTANCE
                                             CONDITION"). For the purpose of
                                             determining whether the Minimum
                                             Acceptance Condition is met, the
                                             amount of Celanese Shares held by
                                             Celanese AG itself or its
                                             subsidiaries shall be excluded from
                                             the total number of outstanding
                                             Celanese Shares;

                                    e)       Prior to the end of the Acceptance
                                             Period, there shall not have been
                                             any publication of any new
                                             information or facts within the
                                             meaning of Section 15 of the German
                                             Securities Trading Act
                                             (Wertpapierhandelsgesetz - "WPHG")
                                             or occurrence of facts which would
                                             have to be publicized as new facts
                                             within the meaning of Section 15
                                             WpHG, which have adversely affected
                                             or reasonably could be expected to
                                             adversely affect the EBITDA, as
                                             defined below, for the 2004 fiscal
                                             year by more than (i) EUR 100
                                             million if such facts or the
                                             adverse effects thereof would
                                             reasonably be expected to continue
                                             or recur or (ii) EUR 400 million if
                                             such facts or the adverse effects
                                             thereof would not reasonably be
                                             expected to continue or recur.
                                             EBITDA are the earnings before
                                             interest, taxes, depreciation and
                                             amortization calculated in a manner
                                             consistent with Celanese AG's 2002
                                             consolidated financial statements
                                             but including special charges that
                                             would apply to net income and
                                             excluding (v) changes from non-cash
                                             impairments of assets; (w) changes
                                             in accounting principles after the
                                             fiscal year 2002; (x) charges
                                             directly related to this
                                             transaction; and (y) charges
                                             associated with stock appreciation
                                             rights. The foregoing will not
                                             apply if the information or facts
                                             have already been taken into
                                             account in the consolidated
                                             financial statements of Celanese AG
                                             for the fiscal year 2002 or 2003 or
                                             have been publicly disclosed by
                                             Celanese AG on or before December
                                             14, 2003;

                                    f)       There shall not be (i) any statute,
                                             regulation or order enacted,
                                             entered or deemed applicable to the
                                             Offer that would prevent or delay
                                             by more than 3 months the
                                             acquisition by Bidder or Blackstone
                                             of any Celanese Shares pursuant to
                                             the Offer, or (ii) any significant
                                             unresolved comments from the U.S.
                                             Securities and Exchange Commission
                                             ("SEC") regarding the Offer
                                             Document;

                                    g)       None of Celanese AG or any of its
                                             subsidiaries shall have done any of
                                             the following since the date of the
                                             launch of the Offer (and on the
                                             second business day before the
                                             expiration date of the Offer,
                                             Celanese AG shall have provided a
                                             certificate of its Management Board
                                             to such effect):

                                             (i)      except for the issuance of
                                                      not more than 1,151,600
                                                      Celanese Shares pursuant
                                                      to outstanding options,
                                                      effected a capital
                                                      increase or issued,
                                                      adjusted, split, combined
                                                      or reclassified any shares
                                                      of its capital stock;

                                             (ii)     sold, encumbered or
                                                      otherwise disposed of
                                                      assets in an aggregate
                                                      amount in excess of EUR
                                                      250 million to any third
                                                      party or third parties
                                                      (other than a direct
                                                      wholly owned subsidiary of
                                                      Celanese AG), by merger,
                                                      consolidation, asset sale,
                                                      business combination or
                                                      similar transaction or
                                                      canceled or assigned any
                                                      indebtedness to any such
                                                      third party or third
                                                      parties in an aggregate
                                                      amount in excess of EUR
                                                      250 million;

                                             (iii)    made any acquisition of or
                                                      investment in any third
                                                      party in excess, in the
                                                      aggregate, of EUR 250
                                                      million, or purchased any
                                                      assets in excess, in the
                                                      aggregate, of EUR 250
                                                      million, in or from any
                                                      third party, other than a
                                                      wholly owned subsidiary of
                                                      Celanese AG; or

                                             (iv)     taken any action, or
                                                      failed to take any action,
                                                      that would cause either
                                                      (x) Celanese AG's Pro
                                                      Forma Indebtedness (as
                                                      defined below) to
                                                      exceed EUR 580 million, or
                                                      (y) Celanese AG's Total
                                                      Indebtedness (as defined
                                                      below) to exceed EUR 790
                                                      million (which equates to
                                                      a maximum drawdown of EUR
                                                      350 million of the
                                                      available EUR 400 million
                                                      revolving credit
                                                      commitment), in each case
                                                      calculated on the fifth
                                                      business day before the
                                                      end of the Acceptance
                                                      Period (as defined below)
                                                      (the "CALCULATION DATE").
                                                      "TOTAL INDEBTEDNESS" shall
                                                      mean consolidated debt,
                                                      determined in accordance
                                                      with U.S. GAAP applied in
                                                      a manner consistent with
                                                      that used in the
                                                      preparation of Celanese
                                                      AG's publicly available
                                                      financial statements for
                                                      the quarter ended
                                                      September 30, 2003, less
                                                      the consolidated cash of
                                                      Celanese AG as of the
                                                      Calculation Date. "PRO
                                                      FORMA INDEBTEDNESS" shall
                                                      mean consolidated debt,
                                                      determined in accordance
                                                      with U.S. GAAP applied in
                                                      a manner consistent with
                                                      that used in the
                                                      preparation of Celanese
                                                      AG's publicly available
                                                      financial statements for
                                                      the quarter ended
                                                      September 30, 2003, PLUS
                                                      (a) any cash received in
                                                      connection with the sale
                                                      of the acrylates business
                                                      and (b) any receivables
                                                      financing or similar off
                                                      balance sheet financing;
                                                      LESS the sum of (A) the
                                                      consolidated cash of
                                                      Celanese AG as of the
                                                      Calculation Date; (B) any
                                                      cash paid for expenses
                                                      directly related to the
                                                      Offer that are incurred
                                                      during the period
                                                      beginning on December 16,
                                                      2003 and ending on the
                                                      Calculation Date; (C) any
                                                      cash paid during the
                                                      period beginning on
                                                      December 16, 2003 and
                                                      ending on the Calculation
                                                      Date to prepay tax
                                                      liabilities that are due
                                                      and payable after the
                                                      Calculation Date; (D) any
                                                      such debt incurred during
                                                      the period beginning on
                                                      December 16, 2003 and
                                                      ending on the Calculation
                                                      Date to fund an
                                                      acquisition during the
                                                      Acceptance Period (as
                                                      defined below) which had
                                                      been previously consented
                                                      to by Bidder; (E) any cash
                                                      paid during the period
                                                      beginning on December 16,
                                                      2003 and ending on the
                                                      Calculation Date to the
                                                      holders of Celanese AG's
                                                      stock appreciation rights
                                                      outstanding on December
                                                      16, 2003 pursuant to the
                                                      terms thereof; and (F) the
                                                      amount by which actual
                                                      sales for the first
                                                      quarter of 2004 exceed EUR
                                                      1,097 million multiplied
                                                      by 0.624. For purposes of
                                                      this calculation, any U.S.
                                                      Dollar denominated debt
                                                      and cash will be converted
                                                      into Euro at an Euro/U.S.
                                                      Dollar exchange rate of
                                                      1.217; and

                                             (v)      authorized or entered into
                                                      any agreement or
                                                      commitment to do any of
                                                      the foregoing actions
                                                      described in clauses (i)
                                                      through (iv).

                                    h)       there shall not have occurred at
                                             any time from the commencement of
                                             the Offer until the expiration of
                                             the Acceptance Period (i) any
                                             declaration of a banking moratorium
                                             by U.S. or German governmental
                                             authorities, (ii) a suspension of
                                             or limitation (whether or not
                                             mandatory) on the currency markets
                                             or the imposition of any currency
                                             or exchange control laws in the
                                             United States or Germany or (iii) a
                                             decrease in the Dow Jones
                                             Industrial Average (as reported by
                                             Bloomberg L.P.) of more than 2000
                                             points from its level on December
                                             16, 2003 which is sustained for at
                                             least five consecutive trading days
                                             or which occurs at any time on the
                                             last trading day of the Acceptance
                                             Period or during the four trading
                                             days preceding the last trading day
                                             of the Acceptance Period.

NON-OCCURRENCE OF CONDITIONS:       If any condition has not been fulfilled in
                                    accordance with its terms or, where
                                    permitted, waived by the Bidder in
                                    accordance with the Offer and the provisions of the Takeover Act and the U.S. securities laws, the Offer will lapse irrevocably and any agreement that was concluded as a result of the acceptance of the Offer will be without any effect and terminate at the time of the expiration of the Acceptance Period
                                    (as defined below) and the Bidder will not be required to purchase Celanese Shares tendered in the Offer.

WAIVER OF CONDITIONS:               The Bidder is entitled to waive one or more
                                    of the Conditions to the extent permitted by law.

START OF ACCEPTANCE PERIOD:         The acceptance period (Annahmefrist) for
                                    the Offer will start in accordance with the applicable provisions of the Takeover Act.

END OF ACCEPTANCE PERIOD:           The Acceptance Period will, subject to any
                                    applicable extension, end at a time
                                    designated by the Bidder on any day
                                    designated by the Bidder, provided, however, that the Offer shall remain open for at least 6 weeks after the publication of the Offer Document pursuant to Section 14(2)(1) of the Takeover Act.

                                    The time period between the start of the acceptance period and the end of the acceptance period is hereinafter referred to as the "ACCEPTANCE PERIOD".

SUBSEQUENT ACCEPTANCE PERIOD:       The subsequent acceptance period (weitere
                                    Annahmefrist) within the meaning of Section
                                    16(2) of the Takeover Act (the "SUBSEQUENT
                                    ACCEPTANCE PERIOD") is expected to start without undue delay after expiry of the Acceptance Period and in compliance with the Takeover Act and applicable U.S. law. The
                                    Subsequent Acceptance Period will remain open for 2 weeks from the date of the publication according to Section 23(1)(1) no. 2 of the Takeover Act.

                                    The Subsequent Acceptance Period will,
                                    however, only begin if all of the Conditions to the Offer which apply to the end of the Acceptance Period, including the Minimum Acceptance Condition, have been satisfied or, where permitted, waived before the expiration of the Acceptance Period and in accordance with applicable law.

EXTENSION OF THE ACCEPTANCE         Under certain circumstances, applicable law
PERIOD:                             may require an extension of the Acceptance
                                    Period, in particular:

                                    a)       If the Bidder makes a material
                                             change in the terms of the Offer or
                                             in the information concerning the
                                             Offer, or waives a material
                                             condition of the Offer, the Bidder
                                             will extend the Acceptance Period
                                             to the extent so required by the
                                             Takeover Act and U.S. securities
                                             laws.

                                    b)       Under the Takeover Act, if the
                                             Bidder amends the Offer pursuant to
                                             Section 21(1) of the Takeover Act
                                             and the acceptance period is
                                             scheduled to expire within the
                                             following two weeks from and
                                             including the date publication of
                                             the amendment has been
                                             made, the Acceptance Period will be
                                             extended by two weeks (calculated
                                             from the end of the initial
                                             Acceptance Period). Under the
                                             Takeover Act, the Acceptance Period
                                             is extended irrespective of whether
                                             the amended Offer is in breach of
                                             applicable law.

                                    c)       If, during the Acceptance Period, a
                                             third party makes a public cash
                                             offer or an exchange offer for the
                                             acquisition of Celanese Shares (a
                                             "COMPETING OFFER") and the
                                             Acceptance Period of the Offer
                                             expires before the expiration of
                                             the acceptance period of the
                                             Competing Offer, then the
                                             expiration of the Acceptance Period
                                             of the Offer will, pursuant to
                                             Section 22(2) of the Takeover Act,
                                             be automatically extended such that
                                             it expires at the same time as the
                                             acceptance period of the Competing
                                             Offer. This shall apply
                                             irrespective of whether the
                                             Competing Offer is changed,
                                             prohibited, or in breach of
                                             applicable law.

                                    d)       If, after the publication of the
                                             Offer, a general shareholders'
                                             meeting (Hauptversammlung) of
                                             Celanese AG is convened in
                                             connection with the Offer, the
                                             Acceptance Period will end upon the
                                             expiration of 10 weeks from the
                                             publication of the Offer Document,
                                             notwithstanding the provisions of
                                             Section 21(5) and Section 22(2) of
                                             the Takeover Act.

WITHDRAWAL RIGHTS:                  a)       Withdrawal rights during the
                                             Acceptance Period:

                                             Celanese Shareholders can withdraw
                                             previously tendered Celanese
                                             Shares, without having to provide
                                             any explanation of their reasons
                                             for withdrawing their tendered
                                             Celanese Shares, at any time until
                                             the expiration of the Acceptance
                                             Period.

                                    b)       Withdrawal rights during the
                                             Subsequent Acceptance Period:

                                             During the Subsequent Acceptance
                                             Period Celanese Shareholders who
                                             tender their Celanese Shares will
                                             not have withdrawal rights.

GOVERNING LAW:                      Any contract arising out of the acceptance
                                    of the Offer shall be governed by the laws of the Federal Republic of Germany. The
                                    Offer will be made in accordance with the

                                    Takeover Act and the applicable securities laws in the United States of America.

OTHER TERMS AND CONDITIONS:         The terms and conditions and other
                                    provisions set forth in this term sheet are only a summary of the material provisions of the Offer and do not describe all the provisions of the Offer and the Offer
                                    Document. The terms and conditions and all other provisions relating to the Offer are subject to amendment as may be required by the BaFin or the SEC or as may be necessary or, in the view of the Bidder, advisable in order to comply with applicable U.S., German and other laws, including the terms of any relief granted from such laws.

                                                                 [CELANESE LOGO]

Celanese AG - 61476 Kronberg im Taunus - Germany    Claudio Sonder     Celanese AG
                                                    Chairman           Frankfurter Strasse 111
STRICTLY CONFIDENTIAL                                                  61476 Kronberg im Taunus
Stephen A. Schwarzman                                                  Germany
President and CEO
The Blackstone Group L.P,                                              Phone: +49 (0)69/305-78 00
345 Park Avenue                                                        Telefax: +49(0)69/305-1 68 90
                                                                       Email: C.Sonder@celanese.com
New York, NY 10154

Kronberg, 14 December 2003

Dear Stephen:

                  We would like to thank you for your letter dated December 6, 2003 where you expressed your interest in the acquisition of Celanese AG (the "Company") by means of launching a public tender offer. We hereby confirm that the proposal (the "Proposal") contained in your December 13, 2003 letter, including the attached Exhibits amongst which is the term sheet for the Tender Offer, fully reflect our discussions concerning your contemplated tender offer to the Company's shareholders (the "Tender Offer").

                  Furthermore, we confirm that the Company's management board will publicly support the Tender Offer if the tender offer document as published meets the terms and conditions expressed in the Proposal and will not withdraw such support unless an unsolicited superior competing tender offer by a third party for all of the shares of the Company has been launched and cleared by the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) which we determine is more favorable to the Company than the Tender Offer. We will make our initial announcement of support via a press release to be published immediately following the press release to be issued by Blackstone announcing your intention to launch the Tender Offer.

Chairman of Supervisory Board: Gunter Metz
Board of Management Claudio Sonder, Chairman: David N. Weidman (Vice-Chairman), Lyyndon Cole, Andress Pohlmumm, Perry W. Premdas
Registered place of business: Kronberg im Taunus - Commercial register; Konigstein im Taunus, HRB 5277

                                                                 [CELANESE LOGO]

Date: 14 December 2003
Page: 2

                  We will not solicit or encourage any proposal or offer relating to an acquisition of all or a substantial portion of the stock or assets of the Company by any party other than you or your affiliates. We will notify you promptly if we become aware of any such proposal or offer.

                  We agree to make all SEC or other filings necessary to implement and facilitate the Tender Offer and agree to facilitate the Tender Offer and agree to facilitate and cooperate with you regarding the preparation and submission of all offer documents, the completion of the financing for the proposed transaction and in securing all required governmental, regulatory or other approvals. We agree not to tender into the Tender Offer any shares of the Company held by the Company or any of its subsidiaries.

Sincerely,

Celanese AG

/s/ Claudio Sonder                           /s/ Andreas Pohlmann
-----------------------                      --------------------------------
Claudio Sonder                               Andreas Pohlmann
Chairman of the Board of Management          Chief Administrative Officer